Filed by Alpha Industries, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                             Commission File Number:  001-05560
                                        Subject Company: Alpha Industries, Inc.
                                             Commission File Number:  001-05560



Alpha Industries will file a proxy statement/prospectus and other relevant documents concerning the proposed merger of Conexant System, Inc.'s wireless business with and into Alpha Industries with the SEC. Investors and security holders are advised to read the proxy statement/prospectus and other relevant documents filed by Alpha Industries with the SEC regarding the proposed merger referenced in the foregoing information when they become available because they will contain important information. Investors and security holders may obtain a free copy of the documents regarding the proposed merger (when available) and other documents filed by Alpha Industries at the SEC's web site at www.sec.gov. The documents regarding the proposed merger and such other documents may also be obtained from Alpha Industries directing such request to Alpha Industries, Inc., Attn:
Paul E. Vincent, 20 Sylvan Road, Woburn, MA, 01801.

Alpha Industries and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Alpha Industries' shareholders. A list of the names of the directors and executive officers and descriptions of their interests in Alpha Industries is contained in Alpha Industries' proxy statement dated July 30, 2001, which is filed with the SEC and will also be included in future proxy statements filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement/prospectus when it is available.

THE FOLLOWING IS THE TRANSCRIPT OF A CONFERENCE CALL WITH ANALYSTS AND OTHERS HELD ON JANUARY 16, 2002


                           ALPHA INDUSTRIES, INC.

                          Moderator: David Aldrich
                              January 16, 2002
                                 4:15 pm CT



Operator: Good day, and welcome to the Alpha Industries Third Quarter Fiscal Year 2002 Earnings Announcement conference call. Today's call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to the Chief Executive Officer, Mr. Dave Aldrich. Please go ahead, sir.

David Aldrich: Thank you. Good afternoon and thank you for joining the Alpha Industries Q3 Fiscal '02 conference call.

During this call, we'll address the Q3 operating results, our current outlook and visibility going forward, we'll provide a status update on new products and new programs.

The format will be similar to prior calls where Paul Vincent, our Chief Financial Officer, and I will provide a detailed update, and we'll then take your questions.

First, Paul, would you read the Safe Harbor?

Paul Vincent: Thanks Dave. Today's conference call will contain forward-looking statements. Today's comments reflect our intentions, expectations as of today, January 16, 2002, but are inherently subject to risks and uncertainties.

We therefore caution you not to inappropriately rely on forward-looking statements. Alpha's actual results and future events may differ from those anticipated in our comments based on various factors.

Such factors include -- but are not limited to -- variations in projected financial results for the fourth quarter and for the fiscal year, the benefits, timing, and success of our product development efforts, our ability to maintain and improve product yields to participate in new wireless interface standards in application and to develop new - a market, new products, and technology, the timing of the recovery in our markets, the success of our strategic relationships, our ability to predict customer orders and the disproportionate impact of our relationship with our largest customers, changes to our prices or margins or to our plans or intentions, unexpected market developments, competitive pressures, and changes in economic conditions, as well as additional factors related to our proposed merger with the wireless communication business of Conexant Systems, Inc.

These factors include the expected benefits and timing of the merger, our ability to successfully integrate the merged business, operation, personnel and customers, our ability to accurately forecast the financial results, and prospects of the combined company.

Additional information and risk factors are included in our periodic reports filed with the SEC including -- but not limited to -- our Form 10-K for the year ending April 2001 and subsequently filed Form 10-Q. Copies may be obtained by contacting us or the SEC.

Please note that we do not intend to update or revise these comments to reflect changes in our expectations, or in events, conditions, or circumstances on which our comments have been based.

Dave?

David Aldrich:    Okay thank you, Paul.

Let me start with some highlights for the quarter. We met our earlier guidance, that is the guidance we provided during our Q2 earnings call, with sales of $33.1 million. Our loss per share before merger expenses were 4 cents. And R and D investment was $9.6 million for the quarter.

Essentially, our revenues were slightly higher, and we improved our operating results by roughly 1.4 million, or 2 cents per share, from a loss of 6 cents in September to 4 cents this quarter.

The improvement resulted from cost containment measures instituted late in the September quarter which reduced our breakeven from roughly 45 million to approximately 39 million.

Also during the quarter we maintained an aggressive R and D investment posture. We spent nearly 30% of sales to design new products and address new opportunities. And as we've said in the past, we remain absolutely uncompromising with respect to this investment and this strategy.

Now I'd like to move beyond the financials and discuss several of the noteworthy events that occurred during the quarter.

First, we began ramping our InGap PA modules for top tier customers. And we shipped approximately 300,000 units. This was slightly ahead of what we initially discussed with you.

And I must say that I'm extremely pleased with the performance of our production readiness and our module manufacturing teams. Our yields were north of 90% on these 300,000 parts, and they rival the learning curve that we experienced on our mature MESFET and PHEMT products.

This is very important obviously, and it gives us a high degree of confidence that we will avoid many of the problems experienced across the industry as suppliers have launched these complex multi-chip modules.

Also during the quarter, we announced orders for our InGap HBT modules with a top tier OEM that are expected to generate roughly $20 million in calendar year '02.

We also have additional design wins that are slated for production later in the year that will move us beyond that number. So obviously, the performance of these modules and the high yields give us great confidence that we can yield these relatively - we can ramp these comfortably.

We also announced that we have increased our market share with a leading European handset OEM with multiple GaAs ICs and components for CDMA and TDMA standards. These phones are expected to ramp throughout calendar year '02.

Finally, we announce that we have received orders during the quarter for more than 3 million of our new family of ultralinear switch ICs for the 802.11b market from a number of customers including a reference design included in the world's largest suppliers 802.11b chip sets.

In addition, we've released our new 5.8 GHz, 802.11a chip sets in the quarter. And this chip set includes a power amplifier, a switch, and a low-noise amplifier. This product has been shipped with an initial qualification quantities to a world-leading wireless company.

All three of these design wins -- the power amplifier modules, the CDMA and TDMA handset design wins, and the 802.11 products -- are expected to contribute significantly to our revenue throughout calendar year '02.

And finally, and perhaps most significantly, on December 7 we announced the signing of a definitive agreement to merge Conexant's wireless business with Alpha to create the world's leading pure-play wireless semiconductor company.

By combining forces with Conexant, we will have created a company that first, has the top four cellular phone OEMs as our top four customers. Secondly, we have an extraordinarily complimentary RF product portfolio to address everything from switch and filter products and multi-chip PA modules to highly integrated transmit and receive devices.

In addition, we will deliver the most - the world's most comprehensive 2-1/2 G GSM GPRS solution including the complete radio, base band processing, protocol stack, and user interface software.

So obviously we're very excited about this pending merger. And our integration planning teams are making process, and we are on schedule for calendar Q2 closing.

Okay moving on to our current business outlook, based on recent customer discussions and after reviewing several industry handset forecasts, which I'm sure many of you have seen, it seems obvious to us that the March quarter will be seasonally lower than December. That's no surprise.

Also we believe that the inventory levels of phones in the channel, while nominal compared to a year ago, may have gotten a little ahead of desired levels in December.

So we see the March quarter being lower as a result in the overall market than December.

However, due to the fact that we have new products ramping into production, several which I just discussed, and we've increased our overall market share, we fully expect to outperform the overall market and avoid this downturn.

Consequently, we expect revenues and our operating performance to be in line with the December quarter.

Paul will elaborate further, and I will provide additional commentary once Paul completes the financial overview. Paul?

Paul Vincent:     Thanks Dave.

I'll begin as I normally do by reviewing Alpha's overall financial performance for the third quarter of FY '02 which ended December 30. I will then comment on our financial outlook for March.

Before detailing some specifics, let me outline a few highlights for the quarter. As Dave has already indicated, the results for the quarter met the guidance which we provided on October 17 during our last quarterly conference call.

Our slightly higher sales net loss per share for the quarter, excluding merger-related costs, was 4 cents per share -- a 2 cent improvement over last quarter.

We achieved the improved result primarily due to cost reduction and containment initiatives. These cost initiatives have reduced our breakeven below $40 million as indicated in our last conference call.

Our financial position remains solid as we ended the quarter with cash of $130 million and essentially no debt. We continue to reduce our inventories, improving our overall inventory turns to approximately ten - nine times with the semiconductor inventories turning to twelve - returning to twelve times.

In December, we announced an agreement for Alpha to merge with the Conexant wireless business. This transaction is expected to create the pure-play world leader in RF and complete semiconductor system solution for mobile communication applications.

We are in the process of filing documents with various regulatory agencies. And we will be requesting our shareholders to approve this business combination. This transaction is expected to be completed in the second quarter of this year.

Now for the specific results for the quarter, sales were $33.1 million, down 58% over last year but up 100K sequentially.

Sales to our customers in our two focus markets -- wireless and broadband -- were approximately 70% and 15% of total sales respectively, consistent with last quarter's results.

Sales to the wireless infrastructure customers increased 10% sequentially offsetting the 3% decline in the wireless handset sales. Wireless handsets and infrastructure sales represented 54% and 16% of total sales respectively.

Gross margin for the quarter was 33.7%, down from the 46.2% last year, but up 140 basis points sequentially. The sequentially higher gross margin resulted primarily from trimming excess capacity and other cost-containment initiatives.

R and D for the quarter was 9.6 million or 28.9% of sales, up slightly from the same period last year, but down 3% from last quarter. The slightly lower R and D expense for the quarter reflects some realignment in focus and some ((inaudible)) cost-containment initiatives.

We continue to increase our R and D efforts to meet our customers' changing product requirements to a more integrated solution.

SG&A for the quarter was 5.5 million or 16.8% of sales, down 5.9 million and 500 K from last quarter and last year respectively. A 14% staff reduction and other cost containment initiatives were the primary factors contributing to the sequential decline in SG&A spending.

Operating loss, excluding merger costs, was 4.9 million, down 11.5 million from Q3 last year but an improvement of 1.4 million sequentially and in line with our guidance.

Turning to the financial outlook, given the current economic and market dynamics for the wireless and broadband products, we expect revenue, operating income, and EPS before additional merger-related costs to be similar to the December quarter.

We expect any seasonal decline in demand for our March - in our March quarter to be offset by new products ramping for both our handset and infrastructure customers.

I'll now comment on our financial position. We have a solid financial position with which to weather this economic downturn. At the end of December we had cash and short-term investments of approximately $130 million with minimal debt.

During the quarter we used approximately $16 million. The primary use of this cash was the pre-tax loss of 4.9 million as there is no cash - current cash benefit from the tax credit, cap ex net of depreciation of 6.4 million -- during the quarter the cap ex was 11.7 million and depreciation was 5.3 million -- and the balance was mainly working capital of 4.7 million.

DSOs for the quarter increased to 75 days, up from 68 days due to a higher level of shipments in the last month of the quarter. Total inventory declined by 800K improving our inventory turns to 8.6 times with the semiconductor turns improving to 11.9 times.

Excluding any cash outlay relating to the impending merger with the Conexant wireless business, we expect to reduce the use of cash in the March quarter to approximately $5 million.

Cap ex for the March quarter is expected to be between 5 and 6 million, essentially offset by projected depreciation of $5.6 million.

Finally, for those who track the two operating segments, I will now provide summary results for the quarter. For the semiconductor segment sales were
26.5 million, down 60% from last year and down 1.3% sequentially. Gross profit of 8.8 million, or 34% down from the gross profit margin of 47.7 last year but up from the 32.1 last quarter.

The operating loss of $4.2 million was down from the 17.4 million from last year, but an improvement of 1.1 million sequentially.

For the ceramics segment sales were 6.6. million, down 48% over last year but up 7% sequentially. Gross profit was 2.2 million, or 32.5 million down from gross margin of 38.6 last year and down 20 basis points for the quarter.

They achieved an operating income of 300K for the quarter which was down from last year by 1.9 but up 300K sequentially.

In summary, we've met our previously stated guidance. During this period of economic and market uncertainty we will continue to manage our costs while maintaining our core manufacturing capabilities and our aggressive investment in R and D to position ourselves for future growth.

I'll now turn it back to Dave for more in depth comments on the quarter and the outlook.

David Aldrich:    Okay thank you, Paul.

As in the past, I'll comment on our three market sectors -- handsets, wireless infrastructure, broadband and data.

In our handset business while the revenues for the quarter, as Paul mentioned, were basically flat, you may recall that we transferred one of our high runner amplifier products into a stocking hub during the quarter which resulted in a one-quarter revenue loss.

This was at Motorola's request and is essentially a one-time consignment type of an arrangement.

Our InGap PA module, the AP134 series, exceeded our expectations, as I mentioned earlier, with greater than 90% final yield. Our module production teams in conjunction with our packaging and test people delivered the product on time and on budget.

This is obviously a great start to an important product family for Alpha in the upcoming quarters.

We also won a significant increase in market share with a top-tier European handset OEM on their new lineup of CDMA and TDMA phones. We have multiple products and components on each phone.

In addition, sales to Sony also increased on their GSM phones during the quarter.

Sales to Motorola were essentially - well were sequentially lower due to the (hubbing) contract. However, we've recently concluded our negotiation for calendar year '02, and we've increased our market share of switches from what had already been a high base last year. But we've increased it rather substantially. We're now north of 70%.

Our integrated circuit or IC amplifiers, our share increased. And PA modules - InGap HBT modules increased dramatically as a result of these negotiations. So we fully expect sequential growth with Motorola to resume as these new products ramp into volume production and as we move past the March seasonality.

Now turning to infrastructure, you may recall that our expectations going into the quarter were that infrastructure would remain flat with some pockets of spending improvement, but being potentially offset by an inventory burn of components in the distribution and contract manufacturing supply chain.

Actual results for the quarter were in line with those prior expectations with a sequential increase that was rather substantial to Ericsson, Samsung, and Nokia being offset by lower sales to our component distribution.

Our annual negotiations with Ericsson also went very well, and we have been awarded increased share that is projected to drive sequential sales throughout each quarter of calendar '02.

We are now seeing increased demand for their 1900 MHz GSM-based station for the US market with 1800 and 1900 GSM and later (Edge) scheduled for mid year.

We're also very pleased that Samsung is now among Alpha's top ten direct customers. Our shipments in Q3 were a record and represent our increased penetration of their CDMA-based stations for the US and Chinese markets.

In summary, our business and infrastructure with Ericsson, Nokia, Samsung, and others is quite strong. And in fact, our participation -- that is, our revenue per radio board or our revenue per base station -- on the latest redesigned 2 G systems, as well as the 2-1/2 and 3 G architecture, significantly exceeds our content in older designs.

Infrastructure will be a strong contributor to our growth as 2 G networks are retrofitted and upgraded and 2-1/2 and 3 G networks are deployed.

And finally, with respect to our broadband and wireless data business, we have recently experienced increased demand for our 802.11b products and our newly-released 802.11a products. During the quarter we received orders for an excess of 3 million units of our high-linearity, low-loss PHEMT switches.

Again, we're capitalizing on our leadership position in GaAs switches for handsets and modules by providing the highest performing control solutions in the world.

In addition, we released and shipped our 5.8 GHz 802.11a chip set to a top-tier wireless OEM. This RF front-end solution includes the power amplifier, the low-noise amplifier, and switch configured in a complete front-end chip set.

And of course, this is in addition to our participation in (CATV) including cable modems and infrastructure.

Our broadband and wireless data businesses grew to 20% of sales in the last year. And despite the current environment, we expect growth in the second half of this calendar year. This is really on the strength of our new product launches that I just discussed as well as specific customer initiatives

Okay that's the situation in our three market sectors. We're seeing strength in design activity in base stations and in handsets as well as some new wireless data products being offset in the current quarter by some seasonality with growth resuming later in the year.

I guess the bottom line is that we've taken this period of time over the last couple of quarters to capitalize on the softness by improving our competitive position and aggressively moving forward with several of our strategic initiatives that we've talked about in prior discussions.

But to reiterate, our first order strategy remains to increase market share by diversifying our customer base and further penetrating existing customers.

Towards that end, during the quarter we strengthened our position with Motorola by increasing our switch market share for '02.

We maintained our position on IC-based amplifiers that are still used on several current platforms. And we dramatically increased our participation on GSM, PCS, and GPRS handsets for amplifiers using our InGap module. And these products will continue to ramp throughout the year.

We added Samsung as a top ten customer. I think that growth with that customer will continue to grow. And we increased our penetration with an additional leading handset OEM with multiple GaAs ICs and components for CDMA and TDMA.

Secondly, we have made progress on a strategy to capitalize on our broad product and process ((inaudible)) by creating compelling product solutions for our customers.

And the end here - the idea here is that we want to integrate, we want to capitalize on what is one of the broadest product and process portfolios in the industry, and at the same time increase competitive barriers to our competitors.

Towards that end, we launched our InGap PA module products with impressive yields. And not only will we ramp these products successfully satisfying our customers' needs, but we will also ramp them in a financially responsible manner.

We increased penetration in the wireless data market with high-performance switch products and our new 802.11 chipset solutions.

And as we've mentioned, we will continue our aggressive R and D investment program and remain focused on positioning Alpha for future growth. We look forward to communicating our progress as we move forward.

And operator, I'll take questions now.

Operator: Thank you. The question and answer session will be conducted electronically today.

If you do have a question, please press star 1 on your touch tone telephone. Once again, that is star 1 if you do have a question.

We will go ahead and proceed in the order that you signal us. And we will pause for one moment to assemble our roster.

And we will take our first question from John Barton with Prudential Securities. Please go ahead.

John Barton: Yes, good afternoon. I wonder if you could just quantify the hit that you took in the fourth quarter from the move to the consignment arrangement at Motorola if you would please.

David Aldrich: We thought it was - we expected it to be about 2 million. It actually was closer to one million, John.

John Barton: Okay, and then, David, if you could also comment, you know, post the announcement of the merger with Conexant, what has the response been from customers? How do you think it may have helped your design wins to date? And, you know, without elaborating too deeply, you know, going forward what do you think that can mean to design wins?

David Aldrich: Well I think that the initial reaction from our top customers on both sides was quite positive. I think that the way we've positioned this combination is that by combining forces we not only have the critical mass to lower cost, but also we have the product and process ((inaudible)) to integrate in a way that our competitors cannot.

So we're able to give a solution that's easier to use for our customers and lowers their overall product cost. And that's clearly on the - in the front of everyone's mind, all of our cellular OEM customers' strategies.

So it's been very well received I'd say.

John Barton: And then just finally, if you could comment on pricing trends and to the extent that you can share the amount of turns needed to make your March expectations, I'd appreciate it.

David Aldrich: Well the pricing trends have been similar to what we saw last year. And in fact, we did just negotiate a couple of our largest customers' '02 awards. And they're in the 10-15% decline year over year. And that's about what we've experienced and it's about what we - it's roughly what we planned for.

With respect to our backlog and our bookings going forward, you know, one of the things that has made forecasting a little bit more difficult is that the hub, for example the product - we now have several high-volume products going into these hubs in consignment. There's no - technically there's no backlog there. They just pull what they need.

Secondly, our infrastructure customers are now demanding and getting a couple of week lead time. So they really only commit to a few weeks.

So, you know, backlog right now is becoming defined in different ways by different companies.

Having said all of that, if I were to I think try to align the way our competitors talk about backlog, we'd be in the 80-90% book. And that's using our guidance and our forecast as compared to the schedule share and forecast of our customers.

John Barton: So with the consignment arrangement you're getting a (EDI) schedule share from Motorola, for example, and that's what you're basing those numbers on?

David Aldrich: Correct. But it's really based - and it's also a schedule. So you get (EDI), this is what we pulled for the week, so there's your revenue. But you also get - but you don't get backlog in the traditional sense.

John Barton: Right, but you get a 52- and 26-week forecast, and that's what you're basing it on basically.

David Aldrich:    That is correct.

John Barton:      Thanks, Dave.

David Aldrich:    You're welcome.

Operator: And we'll go ahead and move to Dale Pfau with CIBC World Markets. Please go ahead.

Dale Pfau:        Yes, good afternoon gentlemen.

David Aldrich:    Hi Dale.

Dale Pfau: Couple questions - first, housekeeping, Paul. I must have missed it; during the commentary my pen didn't work.

Gross margins were about 33%. Is that correct?

Paul Vincent:     That's correct, 33.7%.

Dale Pfau: And I had modeled them something higher. Was there an issue with yield, expenses? What went on here so that you didn't improve your margins?

Paul Vincent: They did improve. They improved about 140 basis points. They didn't quite meet where I had expected if you recall. The expectation was to have a little higher revenue than that. In fact, the consensus was probably several hundred thousand dollars higher. So part of it is just where the revenues came in.

But in terms of our cost strategy and containment was right in line with our expectation.

Dale Pfau: Okay and as far as modules, what percentage of revenues in the quarter were modules and how did they ramp sequentially?

David Aldrich: Well they went from - if you want to talk about just - we have different types of modules. If you want to just talk about InGap PA modules, we shipped about 300,000 at $2 to $3 a module, and that was zero in the prior quarter. And in fact, those modules ramping really began late in the quarter.

So that's the number, about 300,000 modules of that type.

Dale Pfau: And I understand your guidance for the March quarter, Dave, you said growth resuming later in the year. Do you expect growth in the June quarter? And also, could you describe order trends since the first of the year?

David Aldrich: We do expect sequential growth. I think we - you know, we obviously expected it in March. But if you look at the current dynamic as we described in our monologue, we think first of all, visibility is a little bit cloudy and there will be some seasonal impact in the March quarter.

I think that gets flushed out - any inventory that may have been created in December gets flushed out in the March quarter.

So we expect sequential growth. It's difficult to peg it with a lot of visibility right now, because our customers are just beginning to assimilate what actually happened in December and the infrastructure OEMs are, you know, classically not giving a lot of visibility.

So the answer is we do expect growth, but it's difficult to put the exact number on it.

Operator: And we'll go ahead and move to Sam May with Piper Jaffray. Please go ahead.

Sam May: Hi Paul.  Hi Dave.  First question...

David Aldrich:    Hi Sam.

Sam May: Hi.  Can you give us the 10% customers for the quarter?

David Aldrich: The only 10% customer was Motorola and - I want to say they were 34% of sales. They were about $11.3 million.

Sam May: Okay great. And you've talked a little bit about 802.11 here, both a and b. It sounds like you're seeing a fair amount of pickup which would be commensurate with what we're hearing from other people.

Do you see that being 10% of revenues in any quarter during calendar '02?

David Aldrich: You know, I wouldn't think it would be, because my expectations are that the module ramp and the handset ramp would outstrip it. While I'd expect them to grow, I wouldn't expect them to exceed 10%. That's a lot of LAN and data products.

However, I'll mirror what you just said. We are seeing a lot of inquiries and increasing demand from - in some cases from some unlikely places. So demand there looks very good for 802.11b and a lot of design activities and discussions around this new chipset for 802.11a which I suspect will be later in the year for significant volume.

Sam May: But you could see 5% of the quarterly revenue maybe?

David Aldrich:    Yeah, I think that makes sense.

Sam May: Right. Okay, and then the inventory hub you mentioned stocked, you believe, with a million dollars worth of product, is it done? Or will that spill over into this March quarter?

David Aldrich: No, it's done. Although, Sam, what's happening is we now have three customers that are dealing with hubs and consignment. And unfortunately, there is a lot of push to have new products go into the hub as well.

So it's over for what we're in volume production, but it's not over for the industry and it's not over for us. There'll be more of it unfortunately. But it should be over for March.

Sam May: Okay and final question, the - you said 4.5 - or 4.7 million of working capital was taken in - or used during the quarter.

Paul Vincent:     Right.

Sam May: What was that used for?

Paul Vincent: Primarily receivables went up, as reflected in days outstanding, a couple million dollars. And payables actually came down about $3 million, offset by some minor improvements in other inventory in particular.

Sam May: Great.  Okay thank you very much.

David Aldrich:    Thanks.

Operator: And we'll go ahead and move to Blaine Carroll with Adams, Harkness, and Hill. Please go ahead.

Blaine Carroll: Thank you. Dave, during your prepared comments you were talking about four key initiatives, one of which was the InGap HBT. And you said that can contribute upwards of 20 million during calendar '02. I guess as we look at the other ones, you know, the increasing the market share and the 802.11, how much could those other new initiatives contribute during calendar '02?

David Aldrich: Well I'm really not prepared with that number just yet. I think the point is that they're ramping their new business, of sequential business or it's incremental business, and it - and in all cases they ramp throughout the year. I'm really not prepared with the exact number.

Blaine Carroll: Okay, secondly, I guess on the DSOs going up, I wonder if you could talk about linearity during the quarter. And if there was a little bit of inventory build, you know, maybe a couple of weeks, I would have expected the quarter to be a little bit more front-end loaded than back-end loaded. Is that fair?

Paul Vincent: No, I don't - you know, as we exited the quarter, in fact at our conference call, we're indicating that coming off of the September period that things were still in sort of a malaise in terms of orders and things of that nature and that we expected that we were going to need substantial book to bill.

And as it progressed it turned out that it was more back-end loaded, meaning in the final quarter - in that final month being a five-week month, but greater than 50%.

David Aldrich: And as we mentioned earlier for example, all the modules virtually...

Paul Vincent:     ((inaudible)).

David Aldrich:...were shipped in December. And that was the schedule, because a lot of these new - a lot of the new products we've been talking about are really ramping late in the quarter into next year.

Blaine Carroll: Okay, and then Paul, focusing on the manufacturing side, if we are expecting revenues to be flat at that 33 million, where will gross margins trend? Will they be flat? Do we see the 140 basis point improvement again or what would go on there?

Paul Vincent: Our expectation is that it'll be relatively flat with the December quarter. We're going to have to make sure that we control our costs. And as Dave has indicated, right now we've experienced good yields and things as we've ramped, and we'll just have to monitor it.

But our expectation in giving the guidance is that everything will be comparable to the December quarter.

Blaine Carroll: Okay and then last one. As far as (Nuco) goes, you know, you're talking about a second-quarter close. But can you give us an update as far as, you know, is an integration team in place? You know, are we moving through it? Is HSR necessary? Are we moving through there? And any comments back as of yet?

Paul Vincent: Yes. We've made several regulatory filings, tax filing - or ruling as well as, in the process - or have filed the HRS filing. We're in the process of putting together the S-4 filings and other regulatory type filings.

So that's well in line with that expectation to close in the second calendar quarter.

In addition, teams have been formed in terms of integration to do the planning process such that our expectation is when it does close that we can launch right into operation fully prepared. So the planning process is well along.

Blaine Carroll:   Okay great.  Thank you.

Operator: And we'll go ahead and move to Jeremy Bunting with Thomas Weisel. Please go ahead.

Jeremy Bunting: Thank you very much. Paul - and I apologize if I've missed this. Did you do a revenue breakout between infrastructure, broadband, and handsets? ((inaudible))...

Paul Vincent: Yeah, I mentioned what the percentages were. I don't think I actually gave the numbers for it. But the handsets were 54%, or almost $18 million, 17.8. The infrastructure was 16%, 15.2. Broadband was essentially
4.8 million, or 15%, the same as it was last quarter. And other was in the
5.3 million range, consistent with, again, last quarter.

Jeremy Bunting: All right, thank you. Dave, I would be interested to hear your perspective on what you feel the dynamics in the handset market currently are and how you feel that they might play out during Q2 - 2002. Clearly we're in this kind of a hazy phase where we're not really hearing very much from the handset guidance. I think things may change over the next few weeks.

What is your stance about how new services might play out and what the growth, if there is any, in handsets might be?

David Aldrich: Well yeah we've obviously been in contact with all of our top customers and many others as well as the infrastructure customers.

And I think that, you know, it's difficult being in mid-January, because the December numbers are really just being pulled together. I mean they don't fall out of a report. I mean when we talk to our customers they're actually going out and assimilating the numbers through the channel.

And so you're right. The information is beginning to spill in. And there are certain sectors of the world where the numbers look pretty good. And there are others where they were somewhat disappointing versus December.

I think that, however, that again this notion of seasonality in the March quarter is probably something you can hang your hat on.

And, you know, given the lack of information this early in the first quarter of the calendar year, I would suspect that the numbers would be growth year over year certainly more than 10%. It may struggle to get north of 20%, but that's just really one opinion based upon hazy early input from December.

Jeremy Bunting:   Okay, thank you very much.

David Aldrich:    You're welcome.

Operator: And moving on to Mark Roberts with Wachovia Securities. Please go ahead.

Mark Roberts: Thank you. Good afternoon. First question, could you talk a little bit about any recent design wins that you've had with your InGap PA module where you were competing against an alternative design using an (Algas) HBT module?

David Aldrich: Well the - that's a great question. The designs that we have
- that we're currently - the products that we're currently designed into, geez, I believe all of the competitors were using (Algas). I'm not sure with one, but they were all using (Algas).

So I would say all of the design wins to date have been against (Algas) solutions. And as we've stated in the past, the product technology of InGap really performs extraordinarily well, particularly in certain duty cycles and certain operating modes. So we're getting better ruggedness, better linearity, better power-added efficiency. So we're - boy, we're betting on the right horse here.

The design activity also has been strong for the incorporation of the power amplifier module with some of the switch front-end products. And in fact, we have our first product there that's an early stage design win.

But the interest among our customers is extraordinarily high for taking a high-quality PHEMT switch, some of the filtering in passive products, along with an InGap fully matched transmit line up, incorporating them in one module. And we see that as being a real strength for Alpha and a lot of interest for that product lineup.

There will be life after the PA module.

Mark Roberts: Okay, and could you give us a breakdown on the handset piece of the business sort of by technology -- GSM, TDMA, CDMA?

David Aldrich: For our switch and our passes and our discretes we are ubiquitous with respect to air interface standards. So roughly - though I don't have the numbers in front of me, they would be roughly equal to the overall split of the world market.

With respect to amplifiers, as we've said in the past, we have focused on GSM and DCS 1800 PCS, GSM, as well as a migration to GPRS ultimately to wide-band CDMA. So our product there has been GSM driven.

So overall, it reflects the market with the exception of the power amplifier which is GSM based, now GPRS and moving towards wide-band CDMA.

Having said that, we've got a new design center in Chicago, and we've got ongoing initiatives in other locations working on CDMA. But that has not been our strength, CDMA PAs.

Mark Roberts: Okay, and during the quarter for your switches and passes, did you see any particular weakness or particular strength in - I know you talk about geographically, but by technology? Was one of the technology interfaces relatively stronger or weaker than the others?

David Aldrich: You know, I don't have that at my fingertips. I would have to say that I don't - I didn't see any dramatic difference across standard. But I don't know in detail right now.

Mark Roberts:     Okay, thank you very much.

David Aldrich:    You're welcome.

Operator: And we'll go ahead and move to Michael Bertz with Morgan Keagan. Please go ahead.

Michael Bertz: Yeah, hi guys. I just have a couple quick questions. First, I mean we talked about inventory and, you know, getting it burned off in March. But have you gotten any sense from your customers about, you know, sort of a number or anything in mind like number of weeks of inventory or anything like that?

David Aldrich: Well not yet. We've gotten some indications that there are handsets - that the December numbers didn't come in at exactly the level that they had hoped, and therefore, they overproduced a bit. But we've also
- and so they're kind of going through that analysis now.

But I will say that as we talk to our customer, the level of inventory throughout the channel is very, very much on their radar screen right now. They burned off a tremendous amount of inventory in calendar '01. They're watching inventory very, very closely.

And I've got to believe that they will flush whatever excess inventory there is at the end of the December quarter out in the March quarter. They're just not going to have a repeat of last year.

And the numbers were talking about I believe would be single digits of millions, and it's nothing like it was last year. And I think they'll get it behind them right away.

Michael Bertz: Okay, in terms of some of the ramps that are going on in March, I mean would you consider or expect product ramps to be like of a similar level in terms of similar number of ramps in the June quarter versus March?

David Aldrich: I think they'll be higher in the June - well okay, you're talking about the number of products ramping versus the dollar revenue. The revenue will be higher we believe in June quarter, because you won't have the seasonality. But of course, that visibility isn't very clear right now, as we've stated.

So I think they'll be higher - that the revenue will be sequentially higher. And I think in March you have a unique phenomenon with respect to the inventory we just talked about as well as the seasonality.

Michael Bertz: Okay, fair enough. Now in terms of expectations for the wireless plans in the March quarter, I mean obviously things are looking pretty good there. I mean do you expect that again to be - you know, obviously sequentially higher in June. But do you have a feel for like how much sequentially higher that could be, what kind of percentage we're looking at?

David Aldrich: Well they were - a lot of those products were orders and not necessarily shipments. The shipments have been pretty high starting in - a little bit in September for 802.11b, stronger in December. So we think that there'll be some repeat of that in the March quarter.

The 802.11a product has just been released. And we think that'll be in the September December quarter timeframe.

And of course the revenue content per platform is much higher there, because we get an amplifier, we get a switch, we get a low-noise amplifier, we get the entire front-end. So we get multiple dollars, maybe even ten, versus less than a dollar for selling even a complex PHEMT multi-throw switch into an 802.11b.

So I think the second half of the year will be much higher than the first half of the year. And I'm not sure exactly to what extent we could see March versus December. I'm just not sure.

Michael Bertz: Okay, fair enough. Last question, on the infrastructure side. I guess in one of the comments earlier you had hinted about, you know, sort of a mid-year bump seen there. Can you give any more detail about that, any sense of from the customers that you have on ramps for those?

I mean obviously, you know, visibility has come down some. But just in terms of rollout of some of these new networks.

David Aldrich: Well the 2 G overlay and the 2-1/2 - there are a couple of things that are happening right now. There's a 2 G upgrade, there are multi-channel power amplifiers, more linear amplifiers being deployed.

And you may recall in prior quarters we've talked about products, multi-chip modules called vector modulators. They have multiple dollars, complex products. And they're designed into many sockets that would accompany a more linear amplifier upgrade.

And there's a lot of that that has been designed into these 2 G retrofits. Hasn't been a lot revenue right now, but there've been carriers placing some bets and we think that they've got to do that. That's a capacity play...

Michael Bentz:    Sure.

David Aldrich:  ...and they've got to do that.

As far as the 2-1/2 and the 3 G, the content there is also -- particularly 3 G -- much higher than we had in 2G, even these redesigned architectures. And again, 2-1/2 G you're seeing some overlay in Europe in particular. And now I think 3 G is out there a bit.

So it's a mixed bag. But they are retrofitting or have plans to retrofit an awful lot of (A) stations later in the year.

Michael Bentz: Okay but you still think that's more of a second half phenomenon versus like a June quarter kind of thing?

David Aldrich: Well, you know, it's tough because the visibility there isn't very good. They're getting very short lead times. And of course they're watching these handset sales, and they're doing their own assessment.

Michael Bentz:    Sure.

David Aldrich: So I would say, you know, in collective wisdom the second half of the year. But we saw infrastructure uptick this quarter, and the design activity has been rather intense. So we could be pleasantly surprised.

Operator: And we'll go ahead and move to Joseph To with Lehman Brothers. Please go ahead.

Joseph To: Hi Dave. Hi Paul. Two quick questions -- number one, what was the utilization at the - at your (fab)?

And then secondly, you guys shipped - something shipped a bunch of modules towards the end of the quarter. And I'm just wondering in the March quarter should we expect the same level of - you know, of shipments of modules? Or should that increase by some multiple? Thanks.

Paul Vincent: In the utilization part of it, on a fixed basis which includes not only the capital structure, but I include in there the - those direct - those people that are needed fundamentally regardless of what - whether you ship 1 wafer or you ship 100,000 wafers, was less than 50%, probably closer to 40%.

On the other hand, the direct labor piece of it and things of that nature, or the variable expenses I should say, related to the factory were probably closer to 60%.

So in aggregate I would say it's less than 50% utilization.

Joseph To:        Okay thanks.

Paul Vincent:     You're welcome.

Operator: And we'll go ahead move to Kalpesh Kapadia with CE Unterberg Towbin. Please go ahead.

Kalpesh Kapadia: Paul, could you refresh my memory? How much was the turns business in December quarter and how much do you expect it to be in March?

Paul Vincent: It was around 32% in the - in that particular month - in that quarter.

Kalpesh Kapadia:  And in March about same amount?

Paul Vincent: Again, as Dave articulated, somebody asked the question. And it depends on how you reflect on what backlog is. In the hard case with backlog, it is very limited.

But on the basis of when we think most people are counting that is looking at the forecast or the schedule sharing that are being given by customers and things of that nature, and also extrapolating what the run rate or the burn rate is in the hub, even though those are not hard orders on the books until they actually happen.

Then we think we're probably about 80% visibility to our end goal of remaining comparable to last quarter. If you look on hard books, it's less than it was, we need more turns than we did last quarter.

Kalpesh Kapadia: All right. And, Dave, you know, there's a lot of discussion about cycle times and OEMs trying to shrink lead times. Now I know that you are historically the best cycle time in the industry. Including the ((inaudible)), how are you at cycle times tracking right now?

David Aldrich: Well Paul mentioned that we were able to get our semiconductor inventory turns up to 12. And that is fully better than 2x our nearest competitor.

And inventory turns is simply a function of cycle time. Right? If you're turning your inventory, it's because you have short lead time, short manufacturing cycle time, you're moving closer and closer to the theoretical production capability of your manufacturing line.

So our cycle times are short. They've gotten shorter. And we work that as part of our operational philosophy. So we think it's a competitive weapon. We're getting better at it, and we will continue to get better at it going forward.

Kalpesh Kapadia: And then lastly, Paul, you know, you had mentioned that when infrastructure spending comes back it's going to be more like a watershed event than a trickle down. And I saw your infrastructure revenues go over 10% or so.

You know, I believe the question was earlier about when you see that kind of a snapback or is it - is still the view that you'll see some snapback in infrastructure revenue?

Paul Vincent: Well again, I don't think it was a comment made here today about that perspective, though in prior conference calls and things of that nature we have made the observation that when carriers begin to deploy - you know, nobody wants to be first. But on the other hand, nobody can afford to be last.

But I don't think we're seeing that phenomenon right now. What we're seeing is pockets right now where capacities are really constrained or individual carriers. But we haven't seen or detected though. What gave the little bump this quarter I think in infrastructure is either inventory outages or in fact some pockets of deployments.

But I don't think that - we still believe in that philosophy. We just don't know when that will happen.

But it is a belief at least from prior experience that when the bulk of the carriers decide that - or when major carriers decide that there must be a major deployment, the whole group will get on the bandwagon and deploy so as not to be left out in the cold. That's sort of our belief.

Kalpesh Kapadia:  Thank you very much.

Man:     Thanks.

Operator: And we'll move to Louis Gerhardy with Morgan Stanley. Please go ahead.

Louis Gerhardy: Good afternoon. Most of my questions have been answered. But I just wanted to follow up on your handset channel checks. Did you ascertain which regions and air interfaces you're seeing some of the extra inventory? Thank you.

David Aldrich: Not to any great extent. I think we've seen it in Europe. We've seen some GSM, a little bit of GPRS, though not much. And quite frankly, I'm not exactly up to speed as to what occurred in Asia yet. We're still sort of compiling those numbers.

But it seemed to be fairly broad based, but not terribly significant I don't think. Again, I don't think it's 10 million phones.

Louis Gerhardy:   Thank you.

Operator: And we'll go ahead and move next to Doug Rudisch with Brookside Capital. Please go ahead.

Doug Rudisch: Hi guys. Two quick questions, one on the (STM) announcement this week about (C moss) power amplifiers. What do you think is going on there?

And then number two, just on your comments about being 80% booked for the quarter. You know, with all due respect to Motorola who is clearly a good company, it seems like it's pretty tough for these guys to know right now exactly how much stuff is out there.

So what's your sense at what the likelihood of potential cancellations there could be on the ((inaudible)) of those guys or some of your other large customers? Because, you know, my sense is just no one knows for another couple weeks how much stuff is really sitting out there. Thanks.

David Aldrich: I think those are two great questions. Let me start with the latter. I agree with you. One of the reasons why Alpha has always talked about firm orders and been conservative with respect to backlog is for that exact reason. You know, the only thing that is firm is what they are contractually committed to take.

However, you know, we're living in an environment with short lead times, more and more consignment, and hubbed inventory. That's a fact of life. So you keep your cycle time short and you service your customers, and you look to take share, and you deal with the little bumps in the road that occur as the forecast fluctuates.

But that's a fact of life. And I agree with you completely. And we've attempted to factor that into our guidance and our forecast.

As far as the ST and the power amplifier discussion, you know, this sounds a little bit like the IBM announcements of a few years ago with (cillic) and (Germanium) with respect to power.

Remember that this is a bipolar process. But it's a complex one. It's about 20 layers. And when you - and it has some fundamental disadvantages at the moment.

One is it has much lower power added efficiency and a much lower thing called breakdown voltage. What that all means is that in order to make an amplifier using this technology, the chip gets very big, power added efficiency gets low - is low, and there are other technical hurdles.

And the reason why (gallium) (arsonide) PHEMT HBT and the like has been so much better for the transmit chain power amplifier solution, once you get a lot of power, you need efficiency and you need ruggedness. And you just don't get there at these voltages with a bipolar process.

It's okay for high power in a base station application, but not a handset. So it's an interesting technical development that we'll watch. But it's a long ways away if it ever happens.

Doug Rudish:      Great.  Thanks guys.  Good luck with stuff.

David Aldrich:    Thank you.

Operator: And we'll go ahead and move to Chris Versace with FBR. Please go ahead.

Chris Versace: Hi guys. Just two quick questions for you. You know, are R and D levels where they are now, you know, the level of the last couple quarters, kind of sustaining over the next three, four quarters do you think?

David Aldrich:    Yes.

Chris Versace:    And in terms of absolute dollars?

David Aldrich:    Yes.

Chris Versace: Okay and given the revised forecast you guys have shared with us for the March quarter, when do you expect to be breakeven on the operating profit line?

Paul Vincent: Well as we noted that at the current level - that we are now between 39 and $40 million for breakeven. And so the question is when does that revenue - and again, depends on visibility and lack thereof. So...

But the cost structure is in place and we just have to continue to keep pressure on it. Because as in everything, it has a way of trying to push itself up.

Chris Versace:    Okay, thanks Paul.

Paul Vincent:     Yeah.

Operator: And we have time for one last question. And that is a follow up from Dale Pfau with CIBC World Markets. Please go ahead.

Man: Hi. This is ((inaudible)) for Dale. Just one last question following up on the order activity. Have you seen - what have you seen so far in January?

David Aldrich: Well as you'd expect, I think in January you - in the early January, with only a couple of weeks into it, you get a bit of a pause. And what we see right now is a scramble.

And we've had - I will share with you, in the last couple of weeks we've had very high-level discussions with several OEMs. And, you know, I'll tell you as recently as a couple of days ago, they're compiling information as we speak. So what they do is they maintain the existing schedule share or rolling forecast, and they're subject to be updated in mid January.

So at the moment we haven't seen much of any change, but that is being - they're looking at the impact of what occurred in December and what they consider to be likely in March. And we'll hear about that quickly.

But that's what we've factored in. That's what we mean by low visibility and why we factored in this change in our guidance.

Man:     All right, thank you.

David Aldrich:    You're welcome.

Operator: And that does conclude today's question and answer session. Mr. Aldrich, I will turn the conference back to you for any additional remarks.

David Aldrich: Okay well thank you very much. Thank you for listening. We look forward to giving you ongoing updates with respect to the merger and also our business moving forward. Thank you very much.

Operator: That does conclude today's conference. We thank you for your participation.

                                    END